                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                    filed by
                               James M. Clark, Jr.
                                       and
                                Susanna L. Porter


                    Under the Securities Exchange Act of 1934

                          JOHN Q. HAMMONS HOTELS, INC.
                                (Name of Issuer)


                Class A - Common Stock, Par Value $.001 per share
                         (Title of Class of Securities)

                                    408623106
                                 (CUSIP Number)



                               JAMES M. CLARK, JR.
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                 March 25, 1998
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. 408623106                                  Page        of        Pages
                                                         --------  --------
-------------------                                  ---------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Susanna L. Porter
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER  Susanna L. Porter has sole voting power
   NUMBER OF      with respect to 7,050 shares as more fully set forth herein
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER
   OWNED BY       0 shares
EACH REPORTING -----------------------------------------------------------------
    PERSON     9  SOLE DISPOSITIVE POWER
     WITH         7,050 shares as more fully set forth herein
               -----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                  0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,050 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.12%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        Individual
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. 408623106                                  Page        of        Pages
                                                         --------  --------
-------------------                                  ---------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James M. Clark, Jr.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER  James M. Clark, Jr. has sole voting power
   NUMBER OF      with respect to 325,000 shares
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER  James M. Clark, Jr. has shared voting
   OWNED BY       power with respect to 44,300 shares as more fully set forth
EACH REPORTING    herein
    PERSON     -----------------------------------------------------------------
     WITH      9  SOLE DISPOSITIVE POWER
                  325,000 shares
               -----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                  44,300 shares as more fully set forth herein
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        335,000 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /X/

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.54%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        Individual
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

          This Statement on Schedule 13D (the "Statement") is being filed because the filing persons may be deemed to be members of a group comprised of James M. Clark, Jr. and Susanna L. Porter, which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Class A - Common Stock of John Q. Hammons Hotels, Inc. However, the filing of this Statement should not be deemed an admission that the parties referenced above comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").


ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Class A - Common Stock, $0.01 par value (the "Common Stock"), of John Q. Hammons Hotels, Inc. (the "Company"), which, to the best knowledge of the persons filing this Statement, is a company organized under the laws of Delaware, with its principal executive offices located at 300 John Q. Hammons Parkway, Springfield, MO 65806.

ITEM 2. IDENTITY AND BACKGROUND

         (a) The persons filing this Statement are James M. Clark, Jr. and his wife, Susanna L. Porter.


         (b) The business address of James M. Clark, Jr. is 52 Vanderbilt Avenue, New York, New York 10017. The business address of Susanna L. Porter is 201 East 50th Street, New York, NY 10022.

         (c) Mr. Clark is a private investor and serves as Trustee for various family trusts as set forth more fully herein.

         Ms. Porter's principal occupation is Senior Editor at Random House, Inc., New York, NY.

         (d) Neither Mr. Clark nor Ms. Porter has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Neither Mr. Clark nor Ms. Porter has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

         (f) Mr. Clark and Ms. Porter are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION


         James M. Clark, Jr. purchased 335,000 shares of Common Stock for an aggregate purchase price of $ 2,721,836, including brokerage commissions. Such shares were purchased in open market transactions using personal funds.

         Susanna L. Porter purchased 7,050 shares of Common Stock for an aggregate purchase price of $57,612, including brokerage commissions. Such shares were purchased in open market transactions using personal funds.

ITEM 4.  PURPOSE OF TRANSACTION


         Mr. Clark and Ms. Porter have acquired the shares of Common Stock owned by them, respectively, for investment purposes and for none of the reasons enumerated in Item 4 of Schedule 13D, except that either or both of them may acquire additional shares, or may dispose of shares of Common Stock from time to time, depending on price, market conditions, and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, James M. Clark, Jr. may be deemed to be the direct beneficial owner of an aggregate of 335,000 shares of Common Stock, which constitutes approximately 5.54% of the 6,042,000 shares of Common Stock which the filing person believes to be the total number of shares of Common Stock outstanding. In addition 2,400 shares of Common Stock are beneficially owned for a charitable foundation of which Mr. Clark is President, which constitutes approximately 0.04% of the 6,042,000 shares of Common Stock outstanding. Additionally, 40,900 shares of Common Stock are beneficially owned by various family trusts of which Mr. Clark serves as a trustee, which constitutes approximately 0.68% of the 6,042,000 shares of Common Stock outstanding.

         Mr. Clark may be deemed to be a beneficial owner of an aggregate of 378,300 shares of Common Stock, which constitutes 6.26% of 6,042,000 shares of Common Stock which the filing person believes to be the total number of shares outstanding.

              As of the date hereof, Susanna L. Porter may be deemed to be the beneficial owner of 7,050 shares of Common Stock, which constitutes approximately 0.12% of the 6,042,000 shares of Common Stock which the filing person believes to be the total number of shares outstanding. Of these 7,050 shares of Common Stock, 5,500 shares are beneficially owned directly by Susanna
L. Porter and 1,550 shares are indirectly beneficially owned by two minor children for whom Ms. Porter acts as custodian, one of whom is a child of Mr. Clark and Ms. Porter.

         (b) James M. Clark, Jr. has sole power to vote and sole power to dispose of 325,000 shares of Common Stock. In addition, Mr. Clark has shared power to vote and shared power to dispose of 53,400 shares of Common Stock.

         Susanna L. Porter has sole power to vote and sole power to dispose of 7,050 shares of Common Stock.

         (c) During the sixty-day period ended as of the date hereof, each of the filing persons has purchased shares of Common Stock as follows:

Filing Person                               Date                       # of Shares Purchased                  Price per Share

James M. Clark, Jr.                         03/18/98                            30,000                             $7.75
James M. Clark, Jr.                         03/25/98                            84,750                            $7.875
James M. Clark, Jr.                         03/26/98                             6,250                            $7.875

Susanna L. Porter                           03/25/98                             1,300                            $7.875


         (d) No other person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by each filing person, except that each family trust for which Mr. Clark acts as trustee has one or more additional co-trustee, which may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by each trust, respectively.

         (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, none of the persons or accounts listed in this filing has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


ITEM 7  MATERIAL TO BE FILED AS EXHIBITS:

        None


                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the parties hereby certify that the information set forth in this Statement is true, complete and correct.



                                     /s/ James M. Clark, Jr.
                                     -----------------------------
                                     James M. Clark, Jr.



                                     /s/ Susanna L. Porter
                                     ------------------------------
                                     Susanna L. Porter












Dated:   MARCH 31, 1998